

December 13, 2006

Mr. Stuart J. Doshi
President
GeoPetro Resources Company
One Maritime Plaza, Suite 700
San Francisco, CA 94111

> **Re: GeoPetro Resources Company**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 16, 2006**
> **File No. 333-135485**

Dear Mr. Doshi:

We have reviewed your filing and response letter dated November 16, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

Selling Shareholders, page 71

1.   We note your response to prior comment 3 and we reissue it. You are required to identify any registered broker-dealer or affiliates of registered broker-dealers. Please revise your disclosure accordingly. We may have additional comments.

2.   We note your response to prior comment 4 and we reissue it. As stated in Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the

March 1999 supplement to the CF telephone interpretation manual, you are required to disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by <u>each</u> of the selling shareholders. Please note that we permit selling security holder disclosure on a group basis, as opposed to an individual basis, where the aggregate holding of the group is less than 1% of the class prior to the offering. See Interpretation I.59 of the July 1997 manual of publicly available CF telephone interpretations. Please revise your disclosure accordingly.

Exhibits, page II-20

3.   Please file the agreement whereby, on September 29, 2006, you sold to CNPCHK (Indonesia) Limited 70% of your shareholding in the Continental-GeoPetro (Bengara-II) Ltd. subsidiary and your interest in the Bengara (II) Block, or tell us why this agreement does not need to be filed. See Item 601(b)(10) of Regulation S-K.

Undertakings, page II-21

4.   Since the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act, please include all applicable undertakings in Item 512 of Regulation S-K, such as Items 512(a)(5) & (6).

Signatures, page II-22

5.   Please revise to identify the signatory who serves the role of Principal Accounting Officer or Controller.

Engineering Comments

Notes to Financial Statements

Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-35

6.   We note significant gas reserve revisions in all three periods. Please confirm that in future filings where significant changes in reserves are reported in the table of reserve changes, you will provide appropriate explanations of such changes. Please see paragraph 11 of SFAS 69 for guidance.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ryan Milne at (202) 551-3688 or, in his absence, April Sifford, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-

3703 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-7107 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: R. Milne
       A. Sifford
       J. Wynn
       J. Murphy

       <u>via facsimile</u>
       Adam P. Siegman
       Greene Radovsky Maloney Share & Hennigh L.L.P.
       (415) 777-4961